12550 Fuqua Street, Houston, Texas  77034

August 4, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:               Pamela Long
Assistant Director

Re:	Orion Marine Group, Inc.
Registration Statement on Form S-3
Filed July 21, 2009
File No. 333-160719

Ladies and Gentlemen:

Set forth below are the responses of Orion Marine Group, Inc. (the "Registrant") to comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), dated July 30, 2009, with respect to the above referenced registration statement (the "Registration Statement").

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Staff's letter.  The response to each comment or request is set forth immediately below the text of the applicable comment or request.

General

1.
We note that one or more of your subsidiaries may provide a guarantee of the payment of the debt securities registered under the registration statement.  Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X.  Please tell us how you intend to comply with these requirements.

Response:  As permitted by Note 1 to Rule 3-10(f) of Regulation S-X, the Registrant intends to meet the requirements of this rule by the inclusion of a footnote in the Registrant's financial statements stating that (a) the Registrant has no independent assets or operations, (b) all guarantees of any subsidiary guarantors will be full and unconditional and joint and several, (c) any subsidiaries of the Registrant other than the subsidiary guarantors will be minor, (d) there are no restrictions on the ability of the Registrant or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan and (e) there are no restricted assets in any subsidiaries.

United States Securities and Exchange Commission
August 4, 2009

On August 4, 2009, the Registrant filed, by Current Report on Form 8-K, a revised set of audited financial statements at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and a revised set of unaudited condensed consolidated financial statements for the three months ended March 31, 2009, which added the additional footnote disclosure described above to the Notes to Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements, respectively.    Such additional footnote disclosure will also appear in the Notes to Condensed Consolidated Financial Statements contained in the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 2009 when such report is filed.

Table of Additional Registrants

2.
Please tell us why Orion Dredging Services, LLC and SSL South, LLC were not listed in Exhibit 21.1 (List of Subsidiaries) to your annual report on Form 10-K for your fiscal year ended December 31, 2008.

Response:  Orion Dredging Services, LLC, formerly known as "Subaqueous Services LLC," is listed in Exhibit 21.1 under its former name.  This subsidiary changed its name to "Orion Dredging Services, LLC" on May 11, 2009.

SSL South, LLC has been omitted from Exhibit 21.1 in reliance on subparagraph (ii) of Item 601(b)(10) of Regulation S-K, which permits the omission of the names of particular subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by the report.

United States Securities and Exchange Commission
August 4, 2009

Prospectus Cover Page

3.	Please revise the prospectus cover page to include the guarantees.

Response:  The Registration Statement is being revised in response to the Staff's comment.  Please see the cover page to the prospectus included in the accompanying amendment to the Registration Statement.

Item 16.  Exhibits

4.	Please add to the exhibit index the form of subscription rights agreement and the Form T-1s for the indenture trustees.

Response:  The Registration Statement is being revised in response to the Staff's comment.  Please see the revised exhibits index set forth in the accompanying amendment to the Registration Statement.

Exhibit 4.3 – Form of Indenture for Senior Debt Securities and Exhibit 4.5 – Form of Indenture for Subordinated Debt Securities

5.
We note that both indentures are governed by New York law.  We further note that counsel's opinion is limited to federal law and Delaware law.  Please provide an opinion of counsel regarding the indentures under New York law.

Response:  The Registration Statement is being revised in response to the Staff's comment.  Please see the opinion of counsel included as Exhibit 5.2 in the accompanying amendment to the Registration Statement.

*           *           *
We plan to request that the Registration Statement be declared effective on Thursday, August 6, 2009 or as soon as practicable thereafter.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact William S. Anderson of Bracewell & Giuliani LLP at (713) 221-1122.  Thank you for your consideration.

Very truly yours,

/s/ Mark R. Stauffer
Mark R. Stauffer
Chief Financial Officer

cc:           William S. Anderson
Bracewell & Giuliani LLP